Exhibit (a)(5)(iv)

IN THE IOWA DISTRICT COURT FOR STORY COUNTY

)
JOHN AND MICHELLE FREISE, On	) Case No.
Behalf of Themselves and All Others	)
Similarly Situated,	) CLASS ACTION
)
Plaintiffs.	)
vs.	)
)
SAUER-DANFOSS INC., JORGEN M.	)
CLAUSEN, SVEN MURMANN, NIELS	)
B. CHRISTIANSEN, KIM FAUSING,	)
WILLIAM E. HOOVER, JR., JOHANNES	)
F. KIRCHHOFF, F. JOSEPH	)
LOUGHREY, PER HAVE, SVEN	)
RUDER, STEVEN H. WOOD, KLAUS H.	)
MURMANN, DANFOSS ACQUISITION,	)
INC. and DANFOSS A/S,	)
)
Defendants.	)

COMPLAINT BASED UPON SELF-DEALING
AND BREACH OF FIDUCIARY DUTY

Plaintiffs, by their attorneys, allege as follows:

SUMMARY OF THE ACTION

1.           This is a stockholder class action brought by plaintiffs on behalf of the holders of common stock of Sauer-Danfoss Inc. (“Sauer-Danfoss” or the “Company”) against Sauer-Danfoss, its Board of Directors (the “Board”), Danfoss A/S (the majority and controlling shareholder of Sauer-Danfoss) and Danfoss Acquisitions, Inc. (together with Danfoss A/S, “Danfoss”) arising out of breaches of fiduciary duty committed by Danfoss and the Board in connection with their attempts to allow Danfoss A/S to take the company private by acquiring the shares of Sauer-Danfoss it does not already own pursuant to an unfair process for the grossly unfair price of $10.10 per share (the “Proposed Acquisition”). The Board was aided and abetted in its breaches of fiduciary duty at all times by the Company and Danfoss. This action seeks equitable relief only.

2.           Sauer-Danfoss, a Delaware corporation headquartered in Ames, Iowa, designs, manufactures and markets engineered hydraulic, electric and electronic systems and components for use primarily in applications of mobile equipment. The product range serves markets such as agriculture, construction, road building, material handling, municipal, forestry, turf care and many others. Sauer-Danfoss has sales, manufacturing and engineering capabilities in Europe, the Americas and the Asia-Pacific region.

3.           The Proposed Acquisition as currently constituted is unfair to Sauer-Danfoss’s public minority shareholders because it does not adequately value the Company. Indeed, less than two months ago, on October 30, 2009, Danfoss acquired 10,029,264 shares of Sauer-Danfoss common stock from Sauer Holding GmbH for $16 per share – 58.4% higher than the current $10.10 per share offer from Danfoss A/S. Significantly, nothing has happened in the last 52 days that warrants Danfoss paying $5.90 less per share to acquire Sauer-Danfoss common stock than the $16 per share it paid to Sauer Holding GmbH on October 30, 2009.

4.           Thus, rather than offering fair value for Sauer-Danfoss common stock, Danfoss’s current offer grossly undervalues the true value of the common stock held by Sauer-Danfoss’s public shareholders and constitutes an illegal attempt to squeeze out such shareholders through an unfair process initiated shortly before the Christmas holiday by a majority shareholder. Danfoss has stated that it intends to commence the tender offer during the first week of January 2010. It has also stated that it expects Sauer-Danfoss to form a special committee to evaluate the offer. However, given the fact that Danfoss completely dominates and controls Sauer-Danfoss, any committee of Sauer-Danfoss will be unable to objectively consider Danfoss’s coercive and inadequate offer. Indeed, as demonstrated below, the supposedly independent special committee that Sauer-Danfoss formed with respect to the revised credit agreement that Danfoss signed with Sauer-Danfoss on November 9, 2009 merely rubber-stamped the agreement, which was signed by defendant Niels Christiansen on behalf of Danfoss (the lender) even though he was (and is) serving as Co-Vice Chairman of Sauer-Danfoss at the same time. The revised credit agreement gave Danfoss significant increased power over Sauer-Danfoss, including veto power over any competing offers to acquire the Company. Thus, the “special committee” that approved the revised credit agreement did nothing to protect the interests of Sauer-Danfoss’s public shareholders and is clearly not independent or objective.

5.           In a clear signal that Danfoss’s offer is inadequate and must be raised, the stock market reacted to the offer by immediately trading up the price of Sauer-Danfoss common stock to $11.61 as of the close of the market on December 22, 2009 – 14.95% above the current offer from Danfoss A/S.

6.           Additionally, the Proposed Acquisition appears to be the product of an unfair sales process designed to benefit Company insiders such as Sauer-Danfoss’s Chairman, defendant Jorgen M. Clausen, who is also Chairman of Danfoss.

7.           The announced tender offer is coercive because, among other reasons, the board of directors of Sauer-Danfoss allowed Danfoss to position itself prior to the tender offer so that it can take whatever action it pleases with respect to the Class’s shares.  This total control has been flaunted by Danfoss in an attempt to coerce Class members into tendering their shares. Indeed, Danfoss has publicly stated that it will do as it pleases with the minority shares it does not already own, including delisting them. It has also stated that it may revise the Company’s articles of incorporation and bylaws to make it impossible for any other company to ever acquire Sauer-Danfoss.   Indeed, in a revised Form 13D filed December 22, 2009, Danfoss stated that it reserves its right to make:

(g) further changes in the Issuer’s Certificate of Incorporation or By-laws or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing the Common Stock to be delisted from the New York Stock Exchange; (i) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

8.           In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Sauer-Danfoss to Danfoss, and Danfoss only, on terms preferential to Danfoss and to subvert the interests of plaintiffs and the other public stockholders of Sauer-Danfoss.

9.           In pursuing the unlawful plan to sell Sauer-Danfoss, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, candor, due care, independence, good faith and fair dealing.

JURISDICTION AND VENUE

10.         This Court has jurisdiction over defendants because they conduct business in Iowa and/or are citizens of Iowa. This action is not removable.

11.         Venue is proper in this Court because the conduct at issue took place and had an effect in this County. Sauer-Danfoss’s principle place of business is located at 2800 East 13th Street, Ames, Iowa 50010.

PARTIES

12.         Plaintiffs John and Michelle Freise are, and at all times relevant hereto were, shareholders of Sauer-Danfoss, and currently own in excess of 26,000 shares of the Company.

13.         Sauer-Danfoss is a Delaware corporation headquartered in Ames, Iowa at 2800 East 13th Street, Ames, Iowa 50010. Sauer-Danfoss designs, manufactures and markets engineered hydraulic, electric and electronic systems and components for use primarily in applications of mobile equipment. The product range serves markets such as agriculture, construction, road building, material handling, municipal, forestry, turf care and many others. Sauer-Danfoss has sales, manufacturing and engineering capabilities in Europe, the Americas and the Asia-Pacific region.

14.         Defendant Jorgen M. Clausen (“Clausen”) is Chairman of the Board of both Sauer-Danfoss and Danfoss. He owns 71,500 shares of the Company. He is also President and CEO of Danfoss Murmann Holding A/S, a corporation organized under the laws of Denmark and a wholly-owned subsidiary of Danfoss.

15.         Defendant Sven Murmann is a director of the Company and is the Managing Director of Sauer Holding GmbH. On October 30, 2009, Danfoss A/S acquired 10,029,264 shares of Sauer-Danfoss common stock from Sauer Holding GmbH for $16 per share.

16.         Defendant Niels B. Christiansen (“Christiansen”) is a director of the Company, is Co-Vice Chairman of the Company, and is CEO of Danfoss. Christiansen is President and CEO of Danfoss Murmann Holding A/S, a wholly-owned subsidiary of Danfoss A/S and a corporation organized under the laws of Denmark. Christiansen owns 3,000 shares of common stock of Sauer-Danfoss.

17.         Defendant Kim Fausing (“Fausing”) is a director of the Company and is Executive Vice President and Chief Operating Officer of Danfoss.

18.         Defendant William E. Hoover, Jr. (“Hoover”) is a director of the Company and previously worked for McKinsey & Co. He is also a director of Danfoss.

19.         Defendant Johannes F. Kirchhoff is a director of the Company and is the Managing Director of FAUN Umwelttechnik GmbH & Co KG.

20.         Defendant F. Joseph Loughrey is a director of the Company and formerly worked for Cummins, Inc.

21.         Defendant Per Have (“Have”) is a director of the Company and is the CFO of Danfoss. Have is the CEO of Bitten & Mads Clausen Fond, which controls Danfoss.

22.         Defendant Sven Ruder (“Ruder”) is a director of the Company and is President and CEO of the Company.

23.         Defendant Steven H. Wood is a director of the Company and is the CFO of Becker Underwood.

24.         Defendant Klaus H. Murmann is a director of the Company and is Chairman Emeritus of the Company.

25.         Defendant Danfoss Acquisition, Inc. is a Delaware corporation and was formed to facilitate the Proposed Acquisition. It will act as the purchaser in the tender offer.

26.         Defendant Danfoss A/S is a corporation organized under the laws of Denmark and is a controlling and majority shareholder of Sauer-Danfoss. Its principal office is located at Nordborgvej 81. 6430 Nordborg, Denmark. On October 30, 2009, Danfoss A/S increased its ownership stake in Sauer-Danfoss by purchasing 10,029,264 shares of Sauer-Danfoss common stock from Sauer Holding GmbH (a limited liability company organized under the laws of Germany) for $16 per share. As a result, Danfoss A/S currently owns 36,629,787 shares of common stock of Sauer-Danfoss, or 75.7% of the issued and outstanding shares of the Company. Danfoss A/S is controlled by Bitten & Mads Clausens Fond, a trust organized under the laws of Denmark. Defendant Have is the CEO of Bitten & Mads Clausens Fond.

27.         The defendants named above in ¶¶14-24 are sometimes herein collectively referred to as the “Individual Defendants.”

28.         Plaintiffs allege that defendants, separately and together, in connection with the Proposed Acquisition, have violated their fiduciary duties owed to plaintiffs and the other public minority shareholders of Sauer-Danfoss, including their duties of loyalty, good faith and fair dealing insofar as they stand on both sides of the transaction and have engaged in self-dealing to obtain for Danfoss financial benefits not shared by the Class. As a result of defendants’ self dealing and divided loyalties, neither plaintiffs nor the Class will receive adequate or fair value for their Sauer-Danfoss common stock in the Proposed Acquisition. Further, plaintiffs allege that defendants have thus far failed to adequately disclose material information to the public shareholders concerning the Proposed Acquisition.

29.         Because defendants have breached their duties of candor, loyalty, good faith and fair dealing in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

CLASS ACTION ALLEGATIONS

30.         Plaintiffs bring this action pursuant to Iowa Rule of Civil Procedure 1.261, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

31.         This action is properly maintainable as a class action for, inter alia, the following reasons:

(a)         As of December 21, 2009, Sauer-Danfoss had issued and outstanding approximately 11,757,425 shares of common stock held by minority shareholders (i.e. shareholders other than Danfoss S/A), held by hundreds, if not thousands, of beneficial holders.

(b)         There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(i)         whether defendants have breached their fiduciary duties of undivided loyalty and good faith with respect to plaintiffs and the other members of the Class in connection with the Proposed Acquisition;

(ii)        whether the Individual Defendants and Danfoss A/S are unjustly enriching themselves and other insiders or affiliates of Danfoss A/S;

(iii)       whether  Danfoss A/S, as the  controlling  and dominating shareholder of Sauer-Danfoss, has breached and is breaching its fiduciary duties to the Sauer-Danfoss public minority shareholders by making an unfair and inadequate offer to take the Company private and in failing to disclose material information to the Company’s minority shareholders;

(iv)       whether defendants have breached any of their other fiduciary duties to plaintiffs and the other members of the Class in connection with the Proposed Acquisition, including the duties of candor, good faith, honesty and fair dealing; and

(v)        whether plaintiffs and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

32.         Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs are adequate representatives of the Class.

33.         A class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impracticable and undesirable for each member of the Class, who has suffered or will suffer damages, to bring separate actions.

34.         Moreover, defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

THE ENTIRE FAIRNESS STANDARD

35.         In any situation where a majority or controlling shareholder stands on both sides of a challenged transaction, the entire fairness standard is implicated, and the defendants bear the burden of demonstrating the two basic aspects of fair dealing and fair price.

36.         The concept of fair dealing embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and the stockholders were obtained. The concept of fair price relates to the economic and financial considerations of the proposed merger, including all relevant factors: assets, market value, earnings, future prospects, and any other elements that affect the intrinsic or inherent value of a company’s stock.

37.         The test for fairness is not a bifurcated one as between fair dealing and price. All aspects of the issue must be examined as a whole since the question is one of entire fairness.

    38.           To demonstrate entire fairness, the defendants must present evidence of the cumulative manner by which they discharged all of their fiduciary duties. An entire fairness analysis then requires the Court to consider carefully how the board of directors discharged all of its fiduciary duties with regard to each aspect of the non-bifurcated components of entire fairness: fair dealing and fair price.

    39.           Because Danfoss A/S does, in fact, stand on both sides of the Proposed Acquisition, the burden to prove the entire fairness of the Proposed Acquisition will remain with defendants.

BACKGROUND TO THE PROPOSED MERGER:
DANFOSS S/A INCREASES ITS INFLUENCE AND
OWNERSHIP STAKE IN SAUER-DANFOSS

    40.           Sauer-Danfoss was formed on May 3, 2000, through the merger of Sauer-Sundstrand and Danfoss Fluid Power.

    41.           In 2008, Danfoss acquired a controlling interest in Sauer-Danfoss from Sauer Holding GmbH, a German limited liability company.

    42.           Danfoss has steadily increased its ownership stake and influence over Sauer-Danfoss over the last year.

    43.           Beginning in early 2009, Danfoss also increased its influence over Sauer-Danfoss by extending a $490 million line of credit to the Company which was later increased to $690 million in November 2009. Because of conflicts of interest inherent in this situation due to Danfoss’s controlling stake in the Company, the financing agreement had to be approved by a special committee. As Sauer-Danfoss disclosed in its Form 10-Q filed on November 9, 2009:

    The Company determined, following the close of its 2008 fiscal year, that it would likely be unable to continue to meet the leverage ratio covenants in its various credit agreements as of the end of the first quarter of 2009. To avoid a default under the credit agreements, the Company entered into a Credit Agreement with Danfoss A/S on March 12, 2009, pursuant to which the Company had the ability to borrow up to $490 million (Danfoss Agreement). The Danfoss Agreement had no financial covenants and was set to mature on September 30, 2010. Danfoss A/S is the Company’s majority stockholder. During the nine months ended September 30, 2009, the Company repaid certain borrowings prior to default and recognized a loss on early retirement of debt of $10.7 million.

    During the third quarter of 2009, the Company determined that it would require additional liquidity of between $100 million and $150 million over the course of 2010 to meet its projected cash commitments. This additional cash requirement was driven by the Company’s greatly reduced operating cash flows in 2009, the continued weakness in the global economy, and an anticipated increase in sales with the accompanying need to fund production activities and customer accounts receivable.

    On November 9, 2009, the Company entered into a new Credit Agreement (New Credit Agreement) with Danfoss A/S, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by this reference. The New Credit Agreement was approved by the Company’s Board of Directors on November 9, 2009 upon the recommendation of a special committee of the Board comprised exclusively of independent directors. Pursuant to the New Credit Agreement, the Danfoss Agreement and a $50 million term loan from Danfoss A/S were terminated and replaced by a new unsecured credit facility that will permit the Company to borrow up to $690 million from Danfoss A/S. The Company’s borrowings under the New Credit Agreement will be due and payable in full on April 29, 2011. The New Credit Agreement contains no financial covenants but it does contain a number of affirmative and negative covenants that, among other things, require the Company to obtain the consent of Danfoss A/S prior to engaging in certain types of transactions.

    The principal amount outstanding under the New Credit Agreement will bear interest at a rate equal to the U.S. prime rate or LIBOR, as in effect at times specified in the New Credit Agreement, plus 10.0 percent. The Company is required to pay a closing fee of $2.0 million to Danfoss A/S within four business days after closing of the New Credit Agreement. The New Credit Agreement also requires the Company to pay a quarterly fee equal to 4.0 percent of the average daily unused portion of the $690 million credit facility. The New Credit Agreement contains customary representations and warranties regarding the Company and its business and operations. It also sets forth a number of events of default for, among other things, failure to pay principal and interest, breaches of representations, warranties and covenants and various events relating to the bankruptcy or insolvency of the Company or its subsidiaries.

    The Company expects to have sufficient sources of liquidity to meet its funding needs for the foreseeable future. However, unexpected events or circumstances, such as further reduced operating cash flows or prolonged or increased weakness in the global economy, could negatively impact the Company’s liquidity to an extent that may require the Company to seek new or additional sources of cash.

    44.           Significantly, the November 9, 2009 Form 10-Q also disclosed that the revised credit agreement with Danfoss gave Danfoss veto power over certain transactions:

The New Credit Agreement contains no financial covenants but it does contain a number of affirmative and negative covenants that, among other things, require the Company to obtain the consent of Danfoss A/S prior to engaging in certain types of transactions.

    45.           Indeed, pursuant to Section 6.8 (“Consolidations, Mergers and Sales of Assets”) and Section 6.9 (“Purchase of Assets. Investments”) of the revised credit agreement with Danfoss. Danfoss has effective veto power over any alternative transaction that the Company could attempt to effectuate in order to enhance shareholder value. Thus, for all practical purposes, no other company than Danfoss can acquire Sauer-Danfoss. Section 6.8 of the revised credit agreement states:

Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly (a) consolidate or merge with or into any other Person, except that, if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing (i) any Subsidiary may merge into Borrower in a transaction in which Borrower is the surviving corporation, (ii) any Person may merge into any Subsidiary in a transaction in which the surviving entity is a Subsidiary, and (iii) any Subsidiary may liquidate or dissolve if Borrower determines in good faith that such liquidation or dissolution is in the best interests of Borrower and is not materially disadvantageous to Lender; and (b) convey, sell, lease, assign, license or otherwise transfer, directly or indirectly, any of its assets, other than, (i) sales of inventory or products in the ordinary course of business, (ii) dispositions of Cash Equivalents, (iii) dispositions of property for cash that Borrower or any Subsidiary determines in good faith is worn out or obsolete, (iv) dispositions of assets related to product lines that Borrower desires to discontinue directly manufacturing and (v) dispositions of property by any Subsidiary to Borrower or any other Subsidiary by any Subsidiary.

    46.           The revised credit agreement was signed on behalf of the Company (the borrower) by Jesper Christiansen and on behalf of Danfoss (the lender) by defendant Christiansen. It is not clear whether the two are related. In any event, Christiansen stood on both sides of the transaction since he is both Co-Vice Chairman of the Company and, at the same time, CEO of Danfoss A/S.

    47.           On October 30, 2009, Danfoss increased its ownership stake in Sauer-Danfoss by purchasing 10,029,264 shares of Sauer-Danfoss common stock from Sauer Holding GmbH (a limited liability company organized under the laws of Germany) for $16 per share. As a result, Danfoss currently owns 36,629,787 shares of common stock of Sauer-Danfoss, or 75.7% of the issued and outstanding shares of the Company. Danfoss A/S is controlled by Bitten & Mads Clausens Fond, a trust organized under the laws of Denmark. Defendant Have is the CEO of Bitten & Mads Clausens Fond.

    48.           Significantly, in exchange for allowing its shares to be purchased by Danfoss, Sauer Holding agreed it will not acquire any securities of the Company at any time prior to the fifth anniversary of the Purchase Agreement without the express written consent of Danfoss. Thus, Danfoss not only increased its stake in Sauer-Danfoss. but also eliminated the possibility that Sauer-Danfoss’s public shareholders might receive a premium from another entity which might want to purchase shares in the Company at a premium.

    49.           The effect of Danfoss’s recent increase of its stake in the Company to 75.7% is unequivocally to allow Danfoss to do whatever it pleases with respect to the Class’s shares, including delisting them in order to eliminate any liquidity, as it frankly admitted in the Form 13D it filed on November 3, 2009 when it announced its increased stake:

    The above-described consequences of the Share Purchase Transaction, together with Danfoss’ control over a majority of the issued and outstanding shares of Common Stock, enable Danfoss to pursue any of a number of additional actions related to its holding of Common Stock, including: (a) acquiring additional shares of Common Stock, or disposing of shares of Common Stock that it holds (by way of merger, tender offer, open market purchases, or otherwise); (b) converting all or a portion of the Danfoss Loans (as defined in Item 6) into equity securities of the Issuer; (c) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (d) selling or transferring of a material amount of assets of the Issuer or any of its subsidiaries; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) further changes in the Issuer’s Certificate of Incorporation or By-laws or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing the Common Stock to be delisted from the New York Stock Exchange; (i) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Danfoss is evaluating and will continue to evaluate all of the potential courses of action discussed immediately above and hereby reserves the right to pursue any such action.

    50.           Thus, Danfoss has clearly signaled to the Class that it will do as it pleases with respect to the Class’s shares, and “reserves the right” to take any and all actions, including delisting of the stock or changing the articles of incorporation or bylaws in order to “impede the acquisition of control of the Issuer by any other person.” These threatened actions are coercive and are clearly intended to force the Class to tender their minority shares of the Company to Danfoss at an inadequate price and pursuant to an unfair process.

    51.           While Danfoss has indicated that its offer will be subject to a majority of the minority clause, such protection is meaningless in light of the coercive nature of the tender offer and Danfoss’s threatened action.

    52.           Danfoss’s threatened actions were reiterated in an Amended Form 13D that Danfoss filed with the SEC on December 22, 2009, which contained the identical language quoted above.

    53.           Moreover, Danfoss entered into the Purchase Agreement with Sauer Holding just ten days before Sauer-Danfoss announced disappointing earnings for Q3 2009.   On November 9, 2009, Sauer-Danfoss announced its earnings, stating in part:

Sauer-Danfoss Inc. today announced its financial results for the third quarter ended September 30, 2009.

Third Quarter Review

    Net sales for the quarter declined 48 percent to $253.1 million, compared to net sales of $490.2 million for the third quarter of 2008. Excluding the impact of changes in currency translation rates, sales in the third quarter declined 47 percent over the same quarter last year. Sales for the third quarter dropped 52 percent in Europe, 48 percent in the Americas, and 23 percent in the Asia-Pacific region, excluding the impact of currency. Sales decreased 53 percent in the Work Function segment, 47 percent in the Controls segment, and 43 percent in the Propel segment, excluding currency.

    The Company reported a net loss of $70.8 million, or $1.46 per share, for the third quarter of 2009, compared to net income of $10.9 million, or $0.22 per share, for the third quarter of 2008. Third quarter 2009 results include restructuring and severance costs of $13.2 million, or $0.25 per share. In addition, third quarter 2009 results were negatively impacted by a charge of $28.5 million, or $0.59 per share, to establish non-cash deferred tax asset valuation allowances relating to operating losses which receive no tax benefit.

    Sven Ruder, President and Chief Executive Officer, commented, “The decline in third quarter sales, which seasonally is our lowest quarter, was in line with our expectations. Every market and region we serve was impacted, but we believe that we have hit the bottom and we see a small step up in demand from our customers. The drop in sales, the tax asset valuation allowances, and the restructuring costs associated with our aggressive cost reduction actions all continue to negatively influence our earnings. The cost reduction actions have enabled the Company to lower its fixed production and operating expenses this quarter by $46.8 million, or 29 percent, compared to the same quarter last year. These expenses will continue to drop as the full effects of our recent actions are reflected in our results. These actions include the closure of our Lawrence, Kansas plant, the closure of our office in Chicago, Illinois and the sale of our loss-making steering column business based in Kolding, Denmark.”

*           *           *

    2009 Outlook

    Ruder continued, “We are seeing a number of encouraging signs that give us optimism that our markets have bottomed, and we are poised to begin seeing modest growth in our business from the lows of the third quarter. Our full-year sales forecast has stabilized over the last three to four months. Reports indicate that our customers and their dealers are nearing completion of their inventory reduction actions. The general economic news in our markets and regions seems to reflect a coming modest upturn. However, we are not easing up on our drive for continued cost reduction and cash saving, and continue to address remaining non-profitable product lines. All members of the Sauer-Danfoss team have been impacted in this downturn but have stepped up to the task of right-sizing the Company and working hard to improve the Company’s cash position.”

    54.           Thus, in order to consolidate its control over, and ownership in, Sauer-Danfoss, Danfoss bought Sauer Holding’s stock at $16 per share shortly before the announcement of disappointing Q3 2009 earnings. Sauer-Danfoss’s prospects, while still suffering from the unprecedented stock market crash and recession of 2008, are starting to improve. As defendant Ruder indicated above, Sauer-Danfoss is “seeing a number of encouraging signs” that gives it hope that the recession is bottoming-out and that 2010 will be a better year for the Company. Danfoss, as a majority and controlling shareholder of Sauer-Danfoss, is well aware of this fact due to its many appointed members to the Sauer-Danfoss board of directors and access to non-public information about the Company.

    55.           In short, Danfoss has intentionally depressed the stock price of Sauer-Danfoss by disclosing all the bad news and non-recurring restructuring charges in 2009 and then announcing a going-private transaction at an inadequate price so that Danfoss can acquire the Class’s shares as cheaply as possible, under threat of delisting, and in order to participate in the upside of the Company’s earnings and prospects in 2010 and beyond once the Company’s prospects recover.

THE ANNOUNCEMENT OF THE TENDER OFFER

    56.           On December 22, 2009, Danfoss issued a press release and Schedule TO that stated in part:

Danfoss A/S (“Danfoss”) announced today that, through its wholly owned subsidiary Danfoss Acquisition, Inc., it intends to launch a cash tender offer (the “Offer”) for all of the outstanding shares of common stock of Sauer-Danfoss Inc. (“Sauer-Danfoss”) not already owned by Danfoss and its subsidiaries. Danfoss and its subsidiaries currently own a stake of approximately 75.7% in Sauer-Danfoss.

    Danfoss intends to offer the public minority shareholders of Sauer-Danfoss $10.10 per share in cash, without interest and less any required withholding tax. This offer price represents (a) a premium of approximately 19.7% over the closing price of the common stock on the New York Stock Exchange on December 18, 2009, which was the last trading day prior to the date on which Danfoss’ intention to make the Offer was announced, and (b) a premium of approximately 20.7% over the average closing price during the three months preceding December 18, 2009. The stake of approximately 24.3% not owned by Danfoss and its subsidiaries would be valued at approximately $118,750,000 at the $10.10 per share offer price.

*    *    *

    The Offer will be made directly to the shareholders of Sauer-Danfoss. Danfoss intends to commence the Offer in the first week of January 2010. The Offer will be conditioned upon, among other things, the tender of a majority of the minority shares (that is, shares that are not owned by Danfoss or its affiliates or the directors or officers of Danfoss, its affiliates, or Sauer-Danfoss) (the “majority of the minority” condition), and the ownership by Danfoss of at least 90% of the outstanding shares following consummation of the Offer. The aforesaid majority of the minority condition will not be waiveable in this tender offer. The Offer will not be subject to any financing condition. Danfoss expects to finance the Offer from its existing financing sources.

If Danfoss owns at least 90% of the outstanding shares following consummation of the Offer,Danfoss intends to cause Sauer-Danfoss to enter into a short-form merger as soon as reasonably practicable thereafter in which shares not tendered in the Offer would be converted into the right to receive cash in an amount equal to the per share price to be paid in the Offer.

57.         Also on December 22, 2009, at 8:34 p.m. E.S.T., Sauer-Danfoss acknowledged receipt of Danfoss’s tender offer and indicated it would form a special committee to review the offer:

Sauer-Danfoss Inc. today confirmed that it has received notice from Danfoss A/S of its intention to launch a tender offer to acquire all of the outstanding shares of Sauer-Danfoss that it does not already own at a price of $10.10 per share in cash. Danfoss and its subsidiaries currently own approximately 75.7% of the outstanding shares of Sauer-Danfoss.

The Board of Directors has established a Special Committee to consider the offer. The Special Committee will consider and take a position with respect to the offer in accordance with applicable legal requirements. Sauer-Danfoss shareholders are advised to take no action with respect to the offer until they have been advised of the Company’s position.

The Special Committee has retained Kirkland & Ellis LLP as its legal counsel.

58.         As alleged above, however, the supposedly independent special committee that Sauer-Danfoss formed with respect to the revised credit agreement that Danfoss signed with Sauer-Danfoss on November 9, 2009 merely rubber-stamped the agreement, which was signed by defendant Christiansen on behalf of Danfoss (the lender) even though he was (and is) serving as Co-Vice Chairman of Sauer-Danfoss at the same time. The revised credit agreement gave Danfoss significant increased power over Sauer-Danfoss, including veto power over any competing offers to acquire the Company. Thus, the “Special Committee” that approved the revised credit agreement did nothing to protect the interests of Sauer-Danfoss’s public shareholders and was clearly not independent or objective. Therefore, the special committee being formed to evaluate Danfoss’s tender offer cannot be expected to be independent and objective, and if it is the same special committee which evaluated the November 9, 2009 revised credit agreement, it has already contributed to the irreparable harm faced by the Class.

59.           Moreover, as alleged supra, the tender offer is highly coercive since Danfoss has threatened to abuse its majority stake in, and control over, the Company to delist the stock and amend the Company’s bylaws and articles of incorporation if necessary in order to ensure that no other entity can ever submit a higher and better offer for the Company. These threats, left unchecked, will act to coerce Sauer-Danfoss’s public shareholders into tendering their shares at a highly inadequate price and pursuant to a flawed process.

60.           Danfoss has timed the Proposed Acquisition to freeze out Sauer-Danfoss’s minority shareholders in order to capture for itself the future potential without paying an adequate or fair price to the Company’s public shareholders, and to place an artificial lid on the market price of Sauer-Danfoss stock so that the market would not reflect the Company’s potential, thereby purporting to justify an unreasonably low price.

61.           Further, Danfoss has access to internal financial information about the Company, its true value, expected increase in true value and the benefits of 100% ownership of Sauer-Danfoss to which plaintiffs and the Class members are not privy. Indeed, Danfoss has at least five designees on Sauer-Danfoss’s board, including defendants Clausen, Christiansen, Fausing, Hoover and Have. Danfoss is using such inside information to benefit itself in this transaction, to the detriment of plaintiffs and Sauer-Danfoss’s other public minority stockholders.

62.           Danfoss and the directors of Sauer-Danfoss all have clear and material conflicts of interest in the Proposed Acquisition as Danfoss is the controlling and dominant shareholder of the Company, and thereby dominates, controls, and/or has the power to influence the entire Board of Sauer-Danfoss as well as the Company’s proxy machinery. Danfoss is acting to better its own interests at the expense of Sauer-Danfoss’s public minority shareholders. It is in a position to dictate the terms of the Proposed Acquisition, and the remaining directors of the Company are beholden to Danfoss for their positions and the perquisites which they enjoy therefrom and cannot represent or protect the interest of the Company’s minority shareholders with impartiality and vigor.

63.           Simply put, the Proposed Acquisition is in furtherance of a wrongful plan by Danfoss, with the acquiescence of its appointed directors, to take the Company private, which, if not enjoined, will result in the elimination of the public stockholders of Sauer-Danfoss in a transaction that is inherently unfair to them and that is the product of the defendants’ conflict of interest and breach of fiduciary duties, as described herein. More particularly, the transaction is in violation of the Individual Defendants’ fiduciary duties and has been timed and structured unfairly in that:

(a)           The Proposed Acquisition is designed and intended to eliminate members of the Class as stockholders of the Company for consideration which the Individual Defendants know or should know is grossly unfair and inadequate;

(b)           Danfoss, by virtue of, among other things, its ownership and voting power, controls and dominates the Board of Sauer-Danfoss;

(c)           The Individual Defendants have unique knowledge of the Company and have access to information denied or unavailable to the Class. Without all material information, Class members are unable to determine whether the price offered in the transaction is fair; and

(d)           Danfoss has violated its duty of fair dealing by manipulating the timing of the transaction to benefit itself at the expense of plaintiffs and the Class.

64.           In sum, Danfoss is engaging in self-dealing and not acting in good faith toward plaintiffs and the other members of the Class. By reason of the foregoing, defendants have breached and are breaching their fiduciary duties to the members of the Class.

CAUSE OF ACTION

Breach of Fiduciary Duty and Aiding and Abetting
Against All Defendants

65.           Plaintiffs repeat and reallege each allegation set forth herein.

66.           Defendants are structuring their discussions concerning and timing of announcements of the Proposed Acquisition to benefit themselves and/or their colleagues to the detriment of Sauer-Danfoss’s public minority shareholders, and/or are aiding and abetting therein. Instead of attempting to maximize shareholder value for Sauer-Danfoss shareholders, the defendants have taken actions in violation of applicable state law which will only serve their own interests, while sacrificing the interests of Sauer-Danfoss public shareholders, and/or are aiding and abetting therein.

67.           Defendant Danfoss owes fiduciary duties to plaintiffs and the Class as a majority and controlling shareholder of Sauer-Danfoss. The Individual Defendants owe fiduciary duties to plaintiffs and the Class as directors of Sauer-Danfoss.

68.           The Individual Defendants were and are under a duty:

(a)           to fully inform themselves of the market value of Sauer-Danfoss before taking, or agreeing to refrain from taking, action;

(b)           to act in the interests of Sauer-Danfoss public shareholders;

(c)           refrain from advancing their own interests, or those of other defendants, at the expense of plaintiffs and the Class;

(d)           to obtain the best financial and other terms when the Company’s independent existence will be materially altered by a transaction; and

(e)           to act in accordance with their fundamental duties of due care, loyalty, candor, independence, and good faith.

69.           By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme, in breach of their fiduciary duties to plaintiffs and the other members of the Class, are implementing and abiding by a process that will deprive plaintiffs and other members of the Class of a fair process and the true value of their investment in Sauer-Danfoss.

70.           By reason of the foregoing acts, practices and course of conduct, the defendants failed to exercise the required care and diligence in the exercise of their fiduciary obligations toward plaintiffs and the other Sauer-Danfoss public stockholders.

71.           Sauer-Danfoss and Danfoss have aided and abetted the other defendants’ breaches of fiduciary duty by the conduct alleged above.

72.           In light of the foregoing, plaintiffs demands that the Individual Defendants, as their fiduciary obligations require, immediately:

(a)           act independently so that the interests of Sauer-Danfoss public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee;

(b)           adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Sauer-Danfoss public stockholders; and

(c)           otherwise ensure that plaintiffs and the other members of the Class receive a fair process and fair price in connection with any transaction involving Sauer-Danfoss, including full and fair disclosure of all material information.

73.           As a result of defendants’ failure to take such steps to date, plaintiffs and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair process or fair price for their shares.

74.           Defendants are not acting in good faith toward plaintiffs and the other members of the Class, and have breached and are continuing to breach their fiduciary duties to plaintiffs and the members of the Class.

75.           As a result of defendants’ unlawful actions, plaintiffs and the other members of the Class will be irreparably harmed in that they will not receive a fair process or fair value for Sauer-Danfoss assets and business. Unless the defendants’ actions are enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class, and will engage in a process that inhibits the maximization of shareholder value.

76.           Plaintiffs and the other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs demands injunctive relief, in their favor and in favor of the Class and against defendants as follows:

A.            Declaring that this action is properly maintainable as a class action;

B.            Declaring and decreeing that the proposed tender offer is coercive, was entered into in by Danfoss in breach of its fiduciary duties and those of the Individual Defendants and that the tender offer is therefore unlawful and should be enjoined;

C.            Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction providing the highest possible value for shareholders;

D.            Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Sauer-Danfoss’s public shareholders;

E.            Rescinding, to the extent already implemented, the Proposed Acquisition or the tender offer or any of the terms thereof;

F.           Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.           Granting such other and further equitable relief as this Court may deem just and proper.

DATED: December 23, 2009	BROWN, WINICK, GRAVES, GROSS, BASKERVILLE & SCHOENEBAUM, P.L.C.

/s/ Richard K. Updegraff
RICHARD K. UPDEGRAFF, AT0008209 RACHEL T. ROWLEY, AT0009517

666 Grand Avenue, Suite 2000 Des Moines, IA 50309-2510 Telephone: 515/242-2413 515/323-8513 (fax)

COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP DARREN J. ROBBINS RANDALL J. BARON DAVID T. WISSBROECKER 655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231/1058 619/231-7423 (fax)

JOHNSON BOTTINI, LLP FRANK J. JOHNSON FRANCIS A. BOTTINI, JR. BRETT M. WEAVER 501 W. Broadway, Suite 1720 San Diego, CA 92101 Telephone: 619/230-0063 619/238-0622 (fax)

Attorneys for Plaintiffs